September 7, 2006

Robison Hill
1366 E Murray-Holladay Road
SLC UT 84117

Dear Sir or Madam:

The letter shall confirm that the engagement of your firm is terminated. This termination and the engagement of Bagell, Josephs, Levine & Company, LLC as our new independent auditors were approved by our full Board of Directors.

Your firm is hereby authorized to respond fully to the inquiries of Bagell, Josephs, Levine & Company, LLC.

Our counsel will be preparing the Form 8-K which will be due September 12, 2006. You will be provided with a copy of the disclosures that we will be making in response to Item 304(a) of Regulation S-B. Please furnish us with a letter addressed to the Securities and Exchange Commission as to whether you agree with the statements made by us herein.

Very truly yours, USIP.COM, INC. By: /s/ Yun Wang Name: Yun Wang Title: Chairman and Chief Executive Officer